EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-127879 and 333-127880 on Form S-8 of our report dated November 22, 2005, relating to the consolidated financial statements and financial statement schedule of MWI Veterinary Supply, Inc. and subsidiaries (which report expresses an unqualified opinion on the financial statements and financial statement schedule and includes an explanatory paragraph regarding the adoption of Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity) appearing in this Annual Report on Form 10-K of MWI Veterinary Supply, Inc. and subsidiaries for the year ended September 30, 2005.

DELOITTE & TOUCHE LLP

Boise, Idaho
November 30, 2005